Exhibit (12)
                   NEW ENGLAND TELEPHONE AND TELEGRAPH COMPANY
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                  (In millions)


                                         For the
                                      Three Months
                                          Ended
                                         March 31,                For The Year Ended December 31,
                                            1996          1995        1994         1993         1992          1991
                                       (Unaudited)
- ---------------------------------------------------------------------------------------------------------------------
Earnings
  Earnings before Interest
   Expense, Extraordinary
   Item and Cumulative
   Effect of Change in
   Accounting Principle                  $157.1          $659.4       $637.3       $281.3        $676.3        $507.7
  Federal, State and Local
   Income Taxes                            75.7           312.5        268.2        (39.1)        240.9         135.9
  Estimated Interest
   Portion of Rental Expense                6.7            28.0         28.3         27.8          30.2          30.7
      Total Earnings                     $239.5          $999.9       $933.8       $270.0        $947.4        $674.3

Fixed Charges
  Total Interest Deductions              $ 35.8          $153.9       $163.0       $175.0        $189.7        $191.2
  Estimated Interest Portion
   of Rental Expense                        6.7            28.0         28.3         27.8          30.2          30.7
      Total Fixed Charges                $ 42.5          $181.9       $191.3       $202.8        $219.9        $221.9

Ratio of Earnings to
 Fixed Charges                             5.64            5.50          4.88        1.33          4.31          3.04
